SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period ending December 31, 2015

Commission File Number 001-37637

MIMECAST LIMITED

(Translation of registrant’s name into English)

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SUBMITTED HEREWITH

Exhibits

99.1	Unaudited Condensed Consolidated Financial Statements as of December 31, 2015 and March 31, 2015 and for the Three and Nine Months Ended December 31, 2015 and 2014

99.2	Management’s Discussion and Analysis for the Three and Nine Months Ended December 31, 2015 and 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2016

MIMECAST LIMITED
(Registrant)

By:	/s/ Peter Bauer
Peter Bauer
Chief Executive Officer